KRYS BOYLE, P.C.
                               Attorneys at Law
Telephone                   Suite 2700 South Tower                 Facsimile
(303) 893-2300              600 Seventeenth Street            (303) 893-2882
                          Denver, Colorado 80202-5427



                                  July 18, 2005


John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

     Re:  American TonerServ Corp.
          Registration Statement on Form SB-2
          File No. 333-120688

Dear Mr. Reynolds:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated July 12, 2005 (the "Comment Letter") regarding American TonerServ Corp. ("American TonerServ" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Prospectus Summary

Comment No. 1

You state in the opening paragraph: "The following summary describes only the most significant aspects of the offering." Please delete "only".

     The word "only" has been deleted, as requested.

Comment No. 2

Clarify in the summary and Business sections and in risk factor two, that you will not be able to execute on your proposed business strategy of acquiring smaller toner re-manufacturers and distribution companies until after you have successfully raised funds through the issuance of your securities and that you have no formal agreements in place to raise such funds. Where applicable, including the Overview section of MD&A, indicate the amount you expect to raise and the date and time frame for when you anticipate raising the funds. In addition, you make repeated reference to a "proposed" PIPE offering. Supplementally confirm that you do not intend to use this prospectus in any unregistered offerings of your securities and confirm your awareness of the integration factors set forth in Rule 502 of Regulation D.





Page 2

     The Summary and Business sections and risk factor two have been revised to disclose that the Company will not be able to execute on the business strategy until after the company raises needed funds. A disclosure about the time frame for the proposed PIPE offering and the amount the Company intends to raise has been added to the Overview section of the MD&A.

     The Company will not use the prospectus in any unregistered offerings of its securities. The Company is aware of the integration factors set forth in Rule 502 of Regulation D.

Risk Factors, page 4

Comment No. 3

The subheading to risk factor two does not adequately address the material risk to investors and to your company. Please revise.

     The subheading to risk factor two has been revised to more clearly address the material risk.

Comment No. 4

Please update to the latest practicable date the total amount owed to your service providers as referenced in risk factor three.

     The amount owed to the service providers has been updated.

Comment No. 5

Risk factor eight is generic and applies to all acquisitions. Please address the specific integral issues you expect to encounter.

     The risk factor referred to in this comment has been revised to specify the integral issues we expect to encounter.

Comment No. 6

Risk factor 11 only generally addresses the dilutive effect issuance of additional securities in the future will have on your existing shareholders. In so far as you make repeated reference to a proposed PIPE offering and given the fact that you already have $801,836 outstanding in convertible debentures with detachable warrants, both of which have conversion terms tied to the offering price in the PIPE, we believe that you should specifically address the dilutive effect that is likely to occur upon the issuance and/or the conversion or exercise of these securities. In this regard, we note the quantified disclosure in footnote one on page three and ask that you provide similar disclosure in risk factor 11. This revised disclosure should include the dilutive effect of the PIPE offering and the subsequent conversion of the debentures and exercise of the warrants.

     The risk factor has been expanded to address the dilutive effect of issuance of additional securities under the convertible notes and warrants.

Page 3

Comment No. 7

Include an additional risk factor addressing the fact that you have pledged all of your assets as security for convertible notes issued to a group of investors. Identify the assets, the group of investors and the amount of the notes.

     An additional risk factor has been added regarding the pledge of the Company's assets and the related information, as requested.

Management's Discussion and Analysis, page 8

Overview

Comment No. 8

We remain unclear whether you intend to continue offering office equipment service and maintenance in addition to entering the toner cartridge market. See prior comment 11 dated February 23, 2005. It appears to us that the service and maintenance aspect of your business is playing a diminishing role in terms of your overall business strategy. To the extent you intend to exit this arena, or phase it out, so state. If you intend to seek out new service and maintenance customers, so indicate. If you only intend to maintain those customers you currently have, disclose this fact. If the only new service and maintenance customers you intend to attract are those that purchase your toner cartridges, clarify this fact so that investors will understand, if true, that this portion of your plan of operation is secondary to the toner segment.

     The Management's Discussion and Analysis has been updated to more clearly state the Company's intentions concerning its traditional service and maintenance business.

Comment No. 9

You state that you have a nationwide network of preferred service providers that includes approximately 4,000 office equipment service and supply dealers. The disclosure on page 12 suggests that you have 230 Preferred Service Providers. Please reconcile or advise.

     The disclosure on page 12 has been revised to delete the reference to 230 service providers. That number reflected the number of service providers to which the Company owed funds, and does not reflect the total number of providers that are available to the Company. The number of providers to which the Company owed money is not considered material and may be confusing to investors, and so it has been deleted.

Comment No. 10

We note that as of December 31, 2004, you are the primary obligor with 41 companies and have $303,000 of contracts in force. We also note that as of December 31, 2003, you had 67 companies and $600,000 of contracts in force. This decline should be disclosed and the reasons for, and the implications of it should be discussed.
Page 4

     The discussion of the decline in the number of contracts in force has again been revised to more clearly state the reasons and implications of this.

Comment No. 11

Clarify in the last paragraph of this section that you do not consider yourself a blank check as that term is defined in Rule 419 of Regulation C. See prior comment 10 dated February 23, 2005.

     The requested disclosure has been added at the end of the Overview section of MD&A.

Results of Operations: Comparison of Years Ended December 31

Comment No. 12

Please provide the revenue amounts for toner cartridges and service and maintenance separately. Explain why toner revenue is down.

     The discussion of revenues has been revised to discuss service and maintenance revenues separately from toner revenues. The reasons for the reduction in toner revenue have been added.

Comment No. 13

We note your discussion regarding the decline in the traditional business of full service maintenance contracts. Please state whether you expect this decline to continue into the foreseeable future.

     The requested disclosures have been added in the Results of Operations discussion.

Comment No. 14

Reference is made to "retention of the higher profit margin customers" on page
11. Explain what makes these customers higher profit margin and whether you expect to continue to retain them.

     The requested disclosures concerning the higher profit margin customers have been added.

Results of Operations: Comparison of Three Months Ended March 31

Comment No. 15

Please provide the revenue amounts for toner cartridges and service and maintenance separately. Explain why toner revenue is down.

     The discussion of revenues has been revised to discuss service and maintenance revenues separately from toner revenues. The reasons for the reduction in toner revenue have been added.

Liquidity and Capital Resources

Comment No. 16

Please update the disclosure regarding the amount owed your providers to the latest practicable date and amount.

     The amount owed to the providers has been updated through the latest practicable date.

Comment No. 17

We note that you have delayed or renegotiated payment to many of your Preferred Service Providers. Please address whether this has resulted in the loss of any of these providers and, if so, the impact this will have on your operations

     A discussion of the loss of service providers and the anticipated impact has been added as requested.

Comment No. 18

Please provide your available cash balance as of the latest practicable date.

     The cash balance has been updated to the latest practicable date.

Comment No. 19

Disclose the date(s) the convertible notes mature.

     The maturity dates of the convertible notes have been added, as requested.

Comment No. 20

You refer to $175,000 in proceeds raised in the first quarter of 2005. You also refer to an offering that was completed during April and May of 2005. You then mention additional proceeds of $125,000. We find this disclosure confusing. Please discuss separately each of these offerings, the dates they were completed and the amounts received.

     The offering was made during the months of March, April and May of 2005. Because a portion was sold in March, the amount that had been sold as of March 31 is included in the Company's liabilities as of that date. The total amount outstanding as of June 30 is now shown in connection with the discussion of the maturity dates.

Employment Arrangements, page 25

Comment No. 21

We are unable to locate the agreement entered into with Bryan Klingler dated May 17, 2005.

     Exhibit 10.11 was inadvertently left out of the last amendment and is being filed with the current amendment.

Comment No. 22

We note disclosure in the agreement entered into with Mr. Sanchez of an accrued bonus of $20,000. This amount is not disclosed in the prospectus.

     A disclosure about the bonus has been added.

Security Ownership of Certain Beneficial Owners and Management, page 26

Comment No. 23

Update the disclosure to the most recent practicable date. See Item 403 of Regulation S-B.

     The beneficial ownership table has been updated to the most recent practicable date.

Certain Transactions, page 28

Comment No. 24

You disclose that the company raised $745,000 from July2004 through May 2005. Reconcile this amount with the amount disclosed in Item 26 to Part 11 ($800,000) and with the amount disclosed in the footnote on page 3 ($801,836). In addition, it appears that certain of these securities were sold while the company was in registration. Supplementally provide a written legal analysis as to the availability of an exemption from registration of these offerings and why they should not be integrated with this offering. We remind you that with limited exception, an issuer risks integration of a private placement concurrent with a public offering. See Black Box Inc (June 26, 1990). We may have additional comments after reviewing your response.

     The registration statement has been revised throughout to disclose the correct amount, which is $801,836.

     A written legal analysis addressing the integration issues is being submitted supplementally.

Comment No. 25

It appears that registration rights were granted to purchasers of the convertible debentures. Disclose this fact, the material terms of the registration rights, and file the registration rights as an exhibit.

     A paragraph concerning the registration rights has been added as requested. The form of the Registration Rights Agreement is being filed as Exhibit 10.13.

Comment No. 26

You indicate that the convertible notes bear interest at the rate of 10% per year. Note 4 to the financial statements says that interest is payable monthly. Please reconcile.

     The fact that interest is payable monthly has been added to the disclosure.

Plan of Distribution, page 28

Comment No. 27

Please explain what you mean by: "in transactions otherwise than on these exchanges or systems or in the over-the-counter market." Item 508 of Regulation S-B requires that you specifically disclose the plan of distribution.

     The referenced language has been deleted since the selling shareholder does not intend to use such transactions.

Where You Can Find Additional Information, page 31

Comment No. 28

Please include the Commission's new address:

100 F Street, NB
Washington, DC 20549

     The address has been changed, as requested.

Item 26. Recent Sales of Unregistered Securities

Comment No. 29

In prior comment 28 dated February 23, 2005, we noted reference in Note 6 to the financial statements to a warrant liability and to certain registration rights. In your revised disclosure you indicate that the contracts must be settled by the delivery of registered shares. Please confirm. We may have further comment.

     The footnotes in the financial statements concerning warrant liability have been revised to delete references to the delivery of registered shares and clearly state the obligations concerning registration.

     _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ __ _ _ _ _ _ _ _

     Please contact the undersigned if we can be of any additional assistance in connection with your review of this matter

                                    Very truly yours,

                                    KRYS BOYLE, P.C.



                                    By: /s/ James P. Beck
                                        James P. Beck

cc:  American TonerServe Corp.